                                                                     EXHIBIT 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA EASTERN AIRLINES CORPORATION LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

CONNECTED TRANSACTION

The Directors are pleased to announce that on 24th April, 2003, the Company entered into the Share Transfer Agreement with CEA Holding, the controlling shareholder of the Company holding approximately 61.64% of its total issued share capital, pursuant to which the Company has agreed to acquire from CEA Holding 45% of the equity interest in EAIEC for a consideration of approximately RMB43,820,000 (approximately HK$41,340,000).

As CEA Holding is the controlling shareholder and, hence, a connected person, of the Company, the transaction contemplated under the Share Transfer Agreement constitutes a connected transaction for the Company pursuant to paragraph 14.23(1) of the Listing Rules. As the transaction contemplated under the Share Transfer Agreement falls within the ambit under paragraph 14.25(1) of the Listing Rules, this transaction is not subject to shareholders' approval, but details of which will be included in the Company's next annual report for the year ending 31st December, 2003.

THE SHARE TRANSFER AGREEMENT

Date : 24th April, 2003

Parties : the Company; and

CEA Holding, the controlling shareholder of the Company holding approximately 61.64% of its total issued share capital

Interests to be transferred : 45% of the equity interest in EAIEC

As at 30th June, 2002, the audited net asset value attributable to 45% of the equity interest in EAIEC, determined in accordance with the accounting standards of the PRC, was approximately RMB41,753,000 (approximately HK$39,390,000).

The audited net profits attributable to 45% of the equity interest in EAIEC, determined in accordance with the accounting standards of the PRC, were approximately RMB7,043,300 (approximately HK$6,644,600) and RMB4,358,500 (approximately HK$4,111,800) for the two financial years ended 31st December, 2001 and 2002, respectively.

Consideration : Approximately RMB43,820,000 (approximately HK$41,340,000) which was determined primarily based on the financial and trading position of EAIEC as at 30th June, 2002 with reference to the then audited net asset value of EAIEC as assessed by an independent valuer and adjusted by the financial position of EAIEC for the six months' period from 1st July, 2002 to 31st December, 2002. Such consideration represents approximately 104.95% of the audited net asset value attributable to 45% of the equity interest in EAIEC as at 30th June, 2002.

The consideration will be funded out of the Company's internal resources and is payable by the Company to CEA Holding in cash within ten business days after completion.

Completion : Completion shall take place simultaneously on the date of the Share Transfer Agreement, under which the Company shall, with effect from 1st January, 2003, be entitled to the profits of EAIEC in proportion to its equity interest in EAIEC following completion.

EAIEC : (Eastern Aviation Import and Export Company) is a company incorporated in the PRC and was, immediately before completion of the transaction contemplated under the Share Transfer Agreement, a wholly-owned subsidiary of CEA Holding. EAIEC, immediately after completion of such transaction, continues to be a subsidiary of CEA Holding which is its controlling shareholder interested in its 55% equity interest.

EAIEC is principally engaged in the business of import and export of fuel and aviation transport equipment.

Benefits which are expected to accrue to the Company: The Company is principally engaged in the business of civil aviation. The Directors believe that the acquisition of the 45% equity interest in EAIEC is expected to enhance the Company's operating benefits by reducing the cost to be incurred in the import and export of raw materials in the course of its business, and will enhance the profits to be generated from the investment of the Company.

The Directors, including the independent non-executive Directors, consider that the terms of the Share Transfer Agreement, which were determined after arm's length negotiation, are normal commercial terms and are fair and reasonable so far as the Company and its shareholders are concerned, and that the acquisition is in the commercial interests of the Company.

Non-competition undertaking : Under the Share Transfer Agreement, the Company and CEA Holding have undertaken with each other that they will not establish any other entity which will engage in any business similar to that conducted by EAIEC, whether in nature or in its scope of business.

Connected party relationship : As CEA Holding is the controlling shareholder of the Company holding approximately 61.64% of its total issued share capital, CEA Holding is a connected person of the Company and, hence, the transaction contemplated under the Share Transfer Agreement constitutes a connected transaction for the Company pursuant to paragraph 14.23(1) of the Listing Rules.

As the transaction contemplated under the Share Transfer Agreement falls within the ambit under paragraph 14.25(1) of the Listing Rules, this transaction is not subject to shareholders' approval, but details of which will be included in the Company's next annual report for the year ending 31st December, 2003.

DEFINITIONS

In this announcement, the terms "connected person", "controlling shareholder" and "subsidiary" shall have the meanings ascribed thereto under the Listing Rules, and, unless the context otherwise requires, the following terms shall have the following meanings:

"CEA Holding" means (China Eastern Air Holding Company), a wholly State-owned enterprise and is the controlling shareholder of the Company holding approximately 61.64% of its total issued share capital;

"Company" means (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, which is principally engaged in the business of civil aviation and whose H shares are listed on the Stock Exchange;

"Directors" means the directors of the Company;

"EAIEC" means (Eastern Aviation Import and Export Company), a company incorporated in the PRC;

"Listing Rules" means The Rules Governing the Listing of Securities on the Stock Exchange;

"PRC" means The People's Republic of China;

"Share Transfer Agreement" means the share transfer agreement dated 24th April, 2003 entered into between the Company and CEA Holding in respect of the acquisition by the Company from CEA Holding of 45% equity interest in EAIEC; and

"Stock Exchange" means The Stock Exchange of Hong Kong Limited.

By Order of the board of Directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Company Secretary

Shanghai, the PRC, 24th April, 2003